Skadden, Arps, Slate, Meagher & Flom (UK) llp

40 BANK STREET CANARY WHARF LONDON E14 5DS (020) 7519-7000 Fax: (020) 7519-7070 www.skadden.com April 1, 2010	AFFILIATE OFFICES

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Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
U.S.A.
Attention: Brian Cascio, Accounting Branch Chief
RE:	ASML Holding N.V. Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-33463)
Dear Mr. Cascio:
          On behalf of ASML Holding N.V. (“ASML” or the “Company”), we are writing to respond to the comments set forth in your letter to Mr. Peter T.F.M. Wennink, dated March 22, 2010, with respect to the above referenced filing of the Company.
          Set forth below is the Company’s response to the Staff’s comment, which has been provided following the text of the comment in the Staff’s letter.

Securities and Exchange Commission
April 1, 2010

Form 20-F for the Fiscal Year Ended December 31, 2009
Consolidated Statements of Cash Flows, page F-6

Comment 1:	We note that the cash flow statement shows cash outflow for purchases of property plant and equipment of $104 million during fiscal year 2009. We also note the table in Note 11 indicates gross purchases/additions to property plant and equipment of $263 million and disposals of $141 million. The disclosure states that the disposals relate to prototypes, demonstration and training systems that are transferred to inventory and subsequently sold. Please tell us how you present the transfers between inventory and property plant and equipment in the consolidated statement of cash flows. It appears that the transfers between inventory and property and equipment would be a non-cash event.

Response:	The majority of the Company’s disposals relate to machinery and equipment, more specifically, prototypes, demonstration and training systems. These systems are similar to the systems that ASML sells in its ordinary course of business. They are capitalized under property, plant and equipment because they are held for ASML’s own use, for rental and evaluation purposes, and at the time they are placed in service, they are expected to be used for a period longer than one year. These systems are recorded at cost and depreciated over their useful life. From the time that these assets are no longer held for use but intended for sale in the ordinary course of business, they are reclassified from property, plant and equipment to inventory at the lower of their carrying value or fair market value. When sold, the proceeds and costs of these systems are recorded as revenue and cost of sales, respectively, identical to the treatment of other sales transactions. The cost of sales for these systems includes the additional costs of refurbishing (materials and labor). These sales generate a positive margin.

Cash flows of both additions and disposals in property, plant and equipment due to transfers from and to inventory, respectively, should be reflected in the consolidated statements of cash flows consistent with the fact that the actual initial cash outflow (the purchase of inventory items), and the ultimate cash inflow (receiving the proceeds from the sale that occurs in the ordinary course of business), have the nature of operating cash transactions. The Company therefore classifies both the initial and ultimate cash flows entirely as cash flows from operations. The transfers between inventory and property, plant and equipment are non-cash events and are therefore not reflected in the consolidated statements of cash flows. Of the EUR 263 million of additions to property, plant and equipment reflected in Note 11, EUR 159 million relates to the non-cash transfer of equipment from inventory to property, plant and equipment. Therefore only the remaining EUR 104 million (EUR 263 minus EUR 159 million) is reflected as actual cash outflows from purchases of property, plant and equipment in the consolidated statements of cash flows. Similarly, of the EUR 39 million of disposals (Cost of EUR 141 million minus Accumulated depreciation and impairment of EUR 102 million) reflected in Note 11, EUR 28 million related to non-cash

Securities and Exchange Commission
April 1, 2010

transfers of systems into inventory, which are therefore not reflected in the cash flows from operating and investing activities.

In future filings, ASML will enhance the disclosure in the property, plant and equipment and inventory footnote to indicate how much of the additions and dispositions of property, plant and equipment relate to non-cash transfers to or from inventory.

For additional information on this comment, we also refer to the Company’s response to Comment 19 of the Staff comment letter dated April 7, 2009 (the response letter was dated April 30, 2009) and to Comment 16 of the Staff comment letter dated December 13, 2004 (the response letter was dated January 7, 2005) and the resulting changes in the Company’s cash flow statements presented in the Annual Report on Form 20-F for the year ended December 31, 2004. For the convenience of the Staff, a copy of these two responses is set forth in Annex A to this letter.
* * * * *
          In response to the Staff’s request, enclosed is an acknowledgement letter from Mr. Peter T.F.M. Wennink, Chief Financial Officer of ASML.
          Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile +44 20 7519 7070. If you would like to discuss any aspect of the Company’s response, please call me on +44 207 519 7171, or in my absence James McDonald on +44 207 519 7183, Peter van den Oord of ASML Holding N.V. on +31 40 268 5041 or Gerald Dekker or Alfred Popken of Deloitte & Touche L.L.P. on +31 40 268 2425 and +1 212 436 3693, respectively.

Sincerely,
/s/ Richard A. Ely
Richard A. Ely

cc:	Securities and Exchange Commission Kristin Lochhead Martin James

ASML Holding N.V. Peter Wennink Robert Roelofs Bert Savonije Peter van den Oord

Securities and Exchange Commission
April 1, 2010

Deloitte Accountants B.V./Deloitte & Touche L.L.P. Gerald Dekker Alfred Popken Rob Klaassen

Securities and Exchange Commission
April 1, 2010

Annex A
Excerpt from Letter to the Staff dated April 30, 2009 in response to the Staff Comment Letter dated April 7, 2009
Note 12.Property, Plant and Equipment, page F-22

Comment 19:	We note that you had disposals of machinery and equipment of EUR 51,104,000 in 2007 and EUR 91,024,000 in 2008. You disclose that some of your disposals represent systems that are transferred back to inventory for sale. Please tell us how you account for the transfer of inventory to property, plant and equipment and the transfer of property, plant and equipment to inventory in your statements of cash flows and why.

Response:	Some of the Company’s disposals relate to machinery and equipment, more specifically, demonstration systems and training systems, which are transferred from own use back to inventory. These systems are similar to the systems that ASML sells in its ordinary course of business. They are capitalized under fixed assets because they are held for own use and, at the time they are placed in service, expected to be used for a period longer than one year. These systems are recorded at cost and depreciated over their useful life. From the time that these assets are no longer held for use but intended for sale in the ordinary course of business, they are reclassified from fixed assets to inventory at the lower of their carrying value or fair market value. The cost of sales for these systems includes the additional costs of refurbishing (materials and labor). When sold, the proceeds and cost of these systems are recorded as revenue and cost of sales, respectively, identical to the treatment of other sales transactions. These sales generate a positive margin.

Cash flows of both capitalization and disposals in fixed assets from inventory should be consistent with the fact that the actual initial cash outflow (being the purchase of inventory items), and the ultimate cash inflow (receiving the proceeds from the sale that occurs in the ordinary course of business), have the nature of operating cash transactions. The Company therefore classifies both the initial and ultimate cash flows entirely as cash flows from operations. The net effect of these reclassifications between inventories and fixed assets on the Company’s movements in cash and cash equivalents in each year is zero.

For additional information on this comment we also refer to the Company’s response to Comment 16 of the Staff comment letter dated December 13, 2004 (the response letter was dated January 7, 2005) and the resulting changes in the Company’s cash flow statements presented in the Annual Report on Form 20-F for the year ended December 31, 2004. For the convenience of the Staff, a copy of that response is set forth in Annex A.

Securities and Exchange Commission
April 1, 2010

Excerpt from Letter to the Staff dated January 7, 2005 in response to the Staff Comment Letter dated December 13, 2004
Consolidated Statements of Cash Flows — Page F-5

Comment 16:	Tell us the circumstances behind the sales of property and equipment during 2003—2001. Did you record a gain or loss on the sales? We note no additional disclosure of the disposals in your financial statements.

Response:	The majority of the Company’s disposals relate to machinery and equipment, more specifically, demonstration systems and training systems. These systems are similar to the ones ASML sells in its ordinary course of business. They are capitalized under fixed assets because they are held and, at the time they are placed in service, expected to be used, for a period longer than one year. These systems are recorded at cost and depreciated over their useful life. From the moment these assets are no longer held for use but intended for sale, they are reclassified from fixed assets to inventory at the lower of their carrying value or fair market value. The cost of sales for these systems includes and the additional costs of refurbishing (materials and labor). When sold, the proceeds and cost of these systems are recorded as revenue and cost of sales, respectively, identical to the treatment of other sales transactions. These sales generate a positive margin.

Historically, the Company reported a portion of the cash flows from these sales (equivalent to the book value of these systems before incremental refurbishment costs) under cash flows from investing activities. In addition, the Company historically recorded the capitalization of demonstration and training systems as cash flow used in investing activities, with an offsetting adjustment to cash flows from operating activities.

ASML has re-evaluated this cash flow presentation and considers has concluded that the presentation under cash flows from investing activities of both capitalization and disposals in fixed assets from / to own inventory is inconsistent with the fact that the actual initial cash outflow (being the purchase of inventory items), and the ultimate cash inflow (receiving the proceeds from the sale that occurs in the ordinary course of business), have the nature of operating cash transactions. The Company therefore intends to amend its classification of these cash flows, for all years presented in its 2004 Form 20-F and in future filings, to classify both the initial and ultimate cash flows entirely as cash flows from operations. The net effect of these amendments on the Company’s movements in cash and cash equivalents in each year will be zero.

ASML Holding N.V.
De Run 6501
5504 DR Veldhoven
PO Box 324
5500 AH Veldhoven
The Netherlands
Phone +31 40 268 3000
www.asml.com
Trade Register 17085815
Eindhoven, The Netherlands
March 31, 2010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010
Attention: Brian Cascio, Accounting Branch Chief
Re:	ASML Holding N.V. Form 20-F for the fiscal year ended December 31, 2009 (File No. 001-33463)
Dear Mr. Cascio:
          In response to the request of the Staff of the Securities and Exchange Commission (the “Commission”), set forth in the Staff’s letter relating to the Form 20-F for the fiscal year ended December 31, 2009 (the “Filing”) of ASML Holding N.V. (the “Company”), the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ASML Holding N.V.
/s/ Peter T.F.M. Wennink
By:	Peter T.F.M. Wennink
Executive Vice President and Chief Financial Officer